EXHIBIT A

List of Group Members

Circumference Energy Holdings LP, as successor to Rivetprops 47 (Pty) Ltd and Chearsley Investments (Pty) Ltd under the Consortium Agreement, dated as of January 24, 2021, by and among the stockholders named therein.

Disant Holdings LP, as successor to Majorshelf 183 (Pty) Ltd under the Consortium Agreement, dated as of January 24, 2021, by and among the stockholders named therein.